Exhibit 99.1

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

Silicom Reports All-Time Record Revenues
for Q4 & Full Year 2016

- Q4 Sales of $28.3M Push Annual Revenues Beyond $100M Bar -
- Management Sees Additional Cloud & Cyber-Driven Growth In 2017 -

KFAR SAVA, Israel, January 30, 2017 - Silicom Ltd. (NASDAQ: SILC), a leading provider of high-performance networking and data infrastructure solutions, today reported its financial results for the fourth quarter and full year ended December 31, 2016.

Financial Results

Fourth Quarter: Revenues for the fourth quarter of 2016 totalled $28.3 million, setting a new record for Silicom. This compares with $27.4 million in the fourth quarter of 2015 and is up 15% sequentially compared with Q3 2016.

On a GAAP basis, net income for the quarter totalled $4.5 million, or $0.60 per diluted share ($0.61 per basic share), compared with $4.4 million, or $0.60 per diluted share ($0.61 per basic share) for the fourth quarter of 2015. On a non-GAAP basis (as described and reconciled below), net income for the quarter totalled $4.9 million, or $0.66 per diluted share ($0.67 per basic share), compared with $6.3 million, or $0.86 per diluted share ($0.87 per basic share), for the fourth quarter of 2015.

Full Year: For the full year 2016, Silicom’s 2016 revenues surpassed the $100 million milestone for the first time in its history, reaching $100.3 million. This was up 21% compared with its sales in 2015, which totalled $82.7 million.

On a GAAP basis, net income for the year totalled $13.1 million, or $1.77 per diluted share ($1.79 per basic share), compared with $16.5 million, or $2.24 per diluted share ($2.27 per basic share), in 2015. On a non-GAAP basis (as described and reconciled below), net income for the year totalled $16.6 million, or $2.24 per diluted share ($2.26 per basic share), compared with $17.3 million, or $2.35 per diluted share ($2.38 per basic share), for 2015.

Comments of Management

Mr. Shaike Orbach, Silicom’s President and CEO, commented, “We are proud to report the best revenues in our history, with the quarter’s $28 million in sales boosting our annual revenues above $100 million. Our achievement of this new revenue level reflects our demonstrated status as the connectivity-partner-of-choice for some of the IT industry’s hottest segments: especially Cyber Security, Virtualization and Cloud (SDN, SD-WAN and IoT). The dependence of these fields on flawless connectivity is creating a ‘must-have’ status for our product innovations and out-of-the-box concepts, which are proving time and again to be exactly what our customers need. With existing OEM clients, we are succeeding in selling more and more products – both old and newly-developed - into more of their platforms – and at the same time, we're investing and growing into new customers and markets.

“For example, during the quarter we increased our penetration of the SD-WAN market segment, achieving a design win with a market leader for an innovative NFV-environment Edge appliance, while also securing a first design win with a Tier-1 monitoring company, opening the potential for years of future business. And after the quarter, we reported our first design win with the Cloud Object Storage segment of a multinational giant, whose confidence in our technology and support capabilities are already leading to additional significant sales opportunities.”

Mr. Orbach concluded, “With strong design wins in-hand, exciting opportunities in the pipeline and a long list of new products in line to bring to market, we believe that 2017 will be another solid year of growth for Silicom. Looking forward, we plan to continue with our focused R&D efforts and to expand our penetration of fertile Cloud and other markets. We feel well positioned for further success and look forward to reporting our progress in the quarters ahead.”

##

Conference Call Details
Silicom’s Management will host an interactive conference today, January 30th, at 9am Eastern Time (6am Pacific Time, 4pm Israel Time) to review and discuss the results.

 To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, try the international dial-in number.

US: 1 888 668 9141
UK: 0 800-917-5108
ISRAEL: 03 918 0609
INTERNATIONAL:  +972 3 918 0609
At: 9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the investor relations section of Silicom’s website.

##

Non-GAAP Financial Measures

Some of the financial information in this release, including in the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our company. These non-GAAP financial measures are calculated excluding compensation expenses in respect of options and RSUs granted to directors, officers and employees, acquisition-related expenses, adjustment of inventory step up related to acquisition, amortization of acquired intangible assets, changes in the fair value of contingent consideration from a business combination, as well as taxes on amortization of acquired intangible assets. Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures. The non-GAAP financial information presented herein should not be considered in isolation from or as a substitute for operating income, net income or per share data prepared in accordance with GAAP.

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to increase data center efficiency, Silicom’s solutions dramatically improve the performance and availability of networking appliances and other server-based systems.

Silicom’s products are used by a large and growing base of OEM customers, many of whom are market leaders, as performance-boosting solutions for their offerings in the Cyber Security, Network Monitoring and Analytics, Traffic Management, Application Delivery, WAN Optimization, High Frequency Trading and other mission-critical segments within the fast-growing data center, enterprise networking, virtualization, cloud computing and big data markets. Silicom’s product portfolio includes multi-port 1/10/25/40/100 Gigabit Ethernet server adapters, Intelligent Bypass solutions, Encryption accelerators, Ultra Low Latency solutions, Time Stamping and other innovative Smart adapters. These products are available for incorporation directly into our OEM customers' systems, or provided as part of Silicom’s patented SETAC (Server To Appliance Converter), a unique approach to the provision of high quality standard platforms with modular front connectivity.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the company's periodic filings with the Securities and Exchange Commission. These forward-looking statements can generally be identified as such because the context of the statement will include words, such as “expects,” “should,” “believes,” “anticipates” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft GK Investor Relations Tel: +1 646 201 9246 E-mail: silicom@gkir.com

-- FINANCIAL TABLES FOLLOW –

Silicom Ltd. Consolidated Balance Sheets
(US$ thousands)

	December 31,	December 31,
	2016	2015

Assets

Current assets
Cash and cash equivalents	$11,917	$18,178
Marketable securities	16,263	8,636
Accounts receivables: Trade, net	27,722	23,768
Accounts receivables: Other	3,113	1,380
Inventories	44,280	26,321
Deferred tax assets	-	950
Total current assets	103,295	79,233

Marketable securities	7,769	24,246
Assets held for employees’ severance benefits	1,436	1,374
Deferred tax assets	1,537	595
Property, plant and equipment, net	3,915	3,825
Intangible assets, net	2,924	5,164
Goodwill	25,561	25,561

Total assets	$146,437	$139,998

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable	$10,480	$8,556
Other accounts payable and accrued expenses	7,484	11,147
Deferred tax liabilities	-	111

Total current liabilities	17,964	19,814

Contingent consideration	4,642	4,942
Liability for employees’ severance benefits	2,439	2,251
Deferred tax liabilities	-	157

Total liabilities	25,045	27,164

Shareholders' equity
Ordinary shares and additional paid-in capital	46,855	44,122
Treasury shares	(38)	(38)
Retained earnings	74,575	68,750
Total shareholders' equity	121,392	112,834

Total liabilities and shareholders' equity	$146,437	$139,998

Silicom Ltd. Consolidated Statements of Operations
(US$ thousands, except for share and per share data)

	Three-month period		Twelve-month period
	ended December 31,		ended December 31,
	2016	2015	2016	2015
Sales	$28,328	$27,441	$100,347	$82,738
Cost of sales	17,102	16,394	61,796	48,659
Gross profit	11,226	11,047	38,551	34,079

Research and development expenses	3,629	2,940	12,663	9,702
Selling and marketing expenses	1,626	1,623	6,423	5,651
General and administrative expenses	550	1,528	3,635	521
Total operating expenses	5,805	6,091	22,721	15,874

Operating income	5,421	4,956	15,830	18,205

Financial income (expenses), net	70	68	35	220
Income before income taxes	5,491	5,024	15,865	18,425
Income taxes	991	603	2,728	1,905
Net income	$4,500	$4,421	$13,137	$16,520

Basic income per ordinary share (US$)	$0.61	$0.61	$1.79	$2.27

Weighted average number of ordinary shares used to compute basic income per share (in thousands)	7,380	7,278	7,344	7,269

Diluted income per ordinary share (US$)	$0.60	$0.60	$1.77	$2.24

Weighted average number of ordinary shares used to compute diluted income per share (in thousands)	7,483	7,374	7,435	7,368

Silicom Ltd. Reconciliation of Non-GAAP Financial Results
(US$ thousands, except for share and per share data)

	Three-month period		Twelve-month period
	ended December 31,		ended December 31,
	2016	2015	2016	2015

GAAP gross profit	$11,226	$11,047	$38,551	$34,079
(1) Share-based compensation (*)	51	102	180	192
(2) Adjustment of inventory step up related to acquisition	-	-	-	442
(3) Acquisition-related expenses	-	-	93	-
(4)Amortization of acquired intangible assets	-	213	274	213
Non-GAAP gross profit	$11,277	$11,362	$39,098	$34,926

GAAP operating income	$5,421	$4,956	$15,830	$18,205
Gross profit adjustments	51	315	547	847
(1) Share-based compensation (*)	295	732	1,369	1,806
(3) Acquisition-related expenses	-	344	-	516
(4) Amortization of acquired intangible assets	480	404	1,960	945
(5) Changes in the fair value of contingent consideration	(412)	140	(334)	(3,090)
Non-GAAP operating income	$5,835	$6,891	$19,372	$19,229

GAAP net income	$4,500	$4,421	$13,137	$16,520
Operating income adjustments	414	1,935	3,542	1,024
(6) Taxes on amortization of acquired intangible assets	20	(17)	(58)	(238)
Non-GAAP net income	$4,934	$6,339	$16,621	$17,306

GAAP net income	$4,500	$4,421	$13,137	$16,520
Adjustments for Non-GAAP cost of sales	51	315	547	847
Adjustments for Non-GAAP Research and development expenses	426	524	1,818	1,379
Adjustments for Non-GAAP Selling and marketing expenses	238	291	1,012	796
Adjustments for Non-GAAP General and administrative expenses	(301)	805	165	(1,998)
Adjustments for Non-GAAP Income taxes	20	(17)	(58)	(238)
Non-GAAP net income	$4,934	$6,339	$16,621	$17,306

GAAP basic income per ordinary share (US$)	$0.61	$0.61	$1.79	$2.27
(1) Share-based compensation (*)	0.05	0.11	0.21	0.28
(2-6) Acquisition-related adjustments	0.01	0.15	0.26	(0.17)
Non-GAAP basic income per ordinary share (US$)	$0.67	$0.87	$2.26	$2.38

GAAP diluted income per ordinary share (US$)	$0.60	$0.60	$1.77	$2.24
(1) Share-based compensation (*)	0.05	0.11	0.21	0.27
(2-6) Acquisition-related adjustments	0.01	0.15	0.26	(0.16)
Non-GAAP diluted income per ordinary share (US$)	$0.66	$0.86	$2.24	$2.35

(*) Adjustments related to share-based compensation expenses according to ASC topic 718 (SFAS 123 (R))